FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 10, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan

OSAKA, Japan and CAMBRIDGE, Massachusetts, June 10, 2025 – Takeda (“Company”) announced today that it decided on the disposal of treasury shares under the Long Term Incentive Plan (“LTIP”) for the Company Group employees outside of Japan, as outlined below (“Disposal of Treasury Shares”).

1.Outline of disposal

(1) Payment date	July 8, 2025
(2) Type and number of shares to be disposed of	Shares of common stock in the Company; numbering 17,355,770 shares
(3) Disposal price	4,336 yen per share
(4) Total value of shares to be disposed of	75,254,618,720 yen
(5) Planned allottee	Employees of the Company and Company’s subsidiaries; numbering 10,346 persons: 17,355,770 shares
(6) Other
The Disposal of Treasury Shares shall be subject to the effectiveness of the shelf registration and submission of the shelf registration supplements pursuant to the Financial Instruments and Exchange Act of Japan.

2.Purposes and reason for disposal
At the meeting of the Board of Directors held on June 24, 2020, the Company resolved to introduce the LTIP, under which eligible Company Group employees outside of Japan may be granted incentive compensation that is based on American depositary shares of the Company (“Company ADS” (*1)). The purposes of the LTIP are to align the employees’ interests with those of Company’s shareholders, to attract and retain officers and other employees at the Company’s Group Companies outside of Japan and to further the Company’s risk mitigation strategy by enabling the Company and its Group Companies to provide incentive compensation that appropriately balances risk and reward.
(*1) A Company ADS represents ½ of one (1) share of common stock in the Company.
In the LTIP, Restricted Stock Unit awards (“RSU awards”) and Performance Stock Unit awards (“PSU awards”) will be granted to eligible Company Group employees outside of Japan in the form of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”). Awards granted pursuant to the LTIP may be settled by (i) Company ADSs to be converted from newly issued shares of common stock in the Company, disposed treasury shares, or Company ADSs purchased in the open market, or (ii) cash in an amount equivalent to the vested Company ADSs.
With respect to RSU awards, a number of Company ADSs corresponding to one-third of the RSUs granted will vest annually over a three-year period upon the fulfillment of applicable conditions, including being continuously employed by the Company or its Group Companies. If a grantee resigns during the target period, unless the resignation falls under certain permitted cases, the grantee will forfeit all rights regarding the RSUs. RSUs will also be granted on the first day of each quarter to those grantees who joined the Company after an annual grant date (i.e., July 1) or who have other reasons that qualify for interim grants, and the period of continuous service as a vesting condition for such grantees is from the grant date of each unit to the vesting date. The same vesting date will apply to all RSUs that are granted during the same fiscal year.

With respect to PSU awards, in addition to the fulfillment of applicable conditions, including the relevant persons being continuously employed by the Company or its Group Companies, the number of vested Company ADSs will be determined after a three-fiscal-year evaluation period, corresponding to the degree or level of achievement of the Company’s performance goals for the relevant three-fiscal-year period. The PSUs are to be granted every year and, for this year, are scheduled to be granted on July 1, 2025. Additionally, the PSUs may be granted as necessary to those grantees who join the Company, or who for other reasons qualify for interim grants, after the annual grant date. Further, certain eligible Grantees occasionally may be granted the PSUs subject to vesting based on an evaluation of the Grantee’s achievement of R&D goals for a certain period of time, as necessary. Those additional units will vest based on conditions determined by the Company.
For both RSU awards and PSU awards, upon the occurrence of certain events, including the employee’s death, instead of Company ADSs, cash in an amount equivalent to the vested Company ADSs will be paid on a certain designated date.
The Disposal of Treasury Shares will be implemented for the RSUs to be vested in 2025 as well as the PSUs to be vested in 2025 based on the achievement of performance goals for the three-fiscal-year period ending in fiscal year 2024, and will be conducted by a contribution in kind of claims for salary to be granted to the planned allottees.

3.Basis of calculation of the amount to be paid and details thereof
In order to avoid arbitrariness impacting the disposal price, the disposal price is set at 4,336 yen, the closing price of shares of common stock in the Company on the Tokyo Stock Exchange (“TSE”) on June 9, 2025, the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.
The reason for adopting, as the disposal price, the closing price of the shares of common stock in the Company on the TSE on the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the disposal price.
The said price is i) the value obtained by multiplying 4,184 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company in the TSE in the month (from May 10, 2025 to June 9, 2025) immediately preceding the decision, by 103.63% (rate of deviation: 3.63%; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 4,293 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest three months (from March 10, 2025 to June 9, 2025) immediately preceding the decision, by 101.00% (rate of deviation: 1.00%), and iii) the value obtained by multiplying 4,234 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest six months (from December 10, 2024 to June 9, 2025) immediately preceding the decision, by 102.41% (rate of deviation: 2.41%).
Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

Disclaimer
This announcement has been prepared to publicly disclose the disposal of treasury shares under the Long Term Incentive Plan for Company Group employees outside of Japan and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 90-6481-3412	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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